

EVERSHEDS SUTHERLAND

Eversheds Sutherland (US) LLP
700 Sixth Street, NW, Suite 700
Washington, DC 20001-3980

July [●], 2024

Lisa N. Larkin, Senior Counsel
Jeffrey Long, Staff Accountant
Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20002

Re: Nuveen Churchill Private Credit Fund
Amendment No. 1 to Registration Statement on Form 10
File No. 000-56659

Dear Ms. Larkin and Mr. Long:

On behalf of Nuveen Churchill Private Credit Fund (the "***Company***"), set forth below are the Company's responses to the comments provided by the staff of the Division of Investment Management (the "***Staff***") of the U.S. Securities and Exchange Commission (the "***SEC***") on July 17, 2024, regarding the Company's Amendment No. 1 to the Registration Statement on Form 10 (File No. 000-56659) (the "***Registration Statement***") filed on July 3, 2024. The Staff's comments are set forth below and are followed by the Company's responses. Where revisions to the Registration Statement are referenced in the responses set forth below, such revisions have been included in Amendment No. 2 to the Registration Statement on Form 10 filed with the SEC on July [●], 2024 (the "***Amended Registration Statement***").

Legal Comments

1. The Staff takes the position that the term "private credit" included in the Company's name is subject to Rule 35d-1 under the Investment Company Act of 1940, as amended (the "***1940 Act***"), and therefore requests the following:

    a. Please add an 80% policy to include private credit investments, and disclose what qualifies as a credit investment (e.g., debt).

    b. Please add disclosure regarding whether a change in the 80% policy is subject to 60 days' notice or requires shareholder approval.

    c. Please confirm that the Company will not include unfunded commitments or equity investments in its 80% policy.

    d. In the last line of the first paragraph on page 17 of the Registration Statement, the disclosure states that the "percentage of our portfolio allocated to the Liquid Investment strategy will be at the

discretion of the Adviser." Please clarify that such discretion will be subject to the Company's compliance with the Rule 35d-1 80% policy.

  e.   The Staff refers to the following risk factor on page 49 of the Registration Statement: "Our Board may change our investment objective, operating policies and strategies without prior notice or shareholder approval, the effects of which may be adverse." Please revise the disclosure here, and throughout the Registration Statement, to clarify that a change to the Company's 80% policy under Rule 35d-1 requires 60 days' notice (unless the Company has chosen to make this a fundamental policy, in which case such a change would require shareholder approval).

Response: The Company acknowledges the Staff's comments and has revised pages [17] and [49] of the Amended Registration Statement to reflect the Staff's comments. The Company respectfully advises that the Company will not include unfunded commitments or equity investments in its 80% policy.

2. The Staff refers to the disclosure relating to the remedies that the Company may pursue against an investor in default of its obligations under the subscription agreement (a "***Defaulting Subscriber***") on page 32 of the Registration Statement. On a supplemental basis, please explain how these remedies are consistent with Section 23 of the 1940 Act.

Response: The Company respectfully advises the Staff on a supplemental basis that none of the remedies that the Company may pursue against a Defaulting Subscriber would result in the Company purchasing any of its securities pursuant to Section 23 of the 1940 Act. By signing the subscription agreement, which sets forth the terms of the Company's common shares of beneficial interest, each investor agrees to comply with the terms therein, including the terms relating to the consequences of defaulting on the investor's capital commitment.

Accounting Comment

3. On a supplemental basis, please provide more information about the formation transaction with affiliated funds (e.g., the underlying business purpose of the transaction, the nature of the relationship between the transacting parties, the future operating plans of the selling entities and the retained assets). Does this transaction constitute a fund acquisition under Article 6-11 of Regulation S-X? If it is determined to be a fund acquisition, please provide a detailed response as to why the Company believes those financial statements and supplemental information required by Article 6-11 of Regulation S-X are not applicable (discuss Item 13 of Form 10 and Articles 6-01 and 6-11 of Regulation S-X). If it is determined to not be a fund acquisition, please provide a detailed response as to why (discuss Item 13 of Form 10 and Articles 6-01 and 6-11 of Regulation S-X).

Response: The Company respectfully advises the Staff on a supplemental basis that the purpose of the formation transaction was to provide the Company's investors exposure to a portfolio of investments consistent with the Company's investment strategy and objective. On July 19, 2024, the Company purchased portfolio investments from funds and accounts managed or advised by Churchill Asset Management LLC, the Company's investment adviser ("***Churchill***"), including Teachers Insurance and Annuity Association of America ("***TIAA***"), as well as TIAA Churchill Middle Market CLO I Ltd., Churchill MM Warehouse, LLC, Churchill Middle Market CLO VI Ltd., Churchill Middle Market CLO VII Ltd. and MM Funding, LLC (collectively, the "***Affiliated Funds***"). TIAA is the sole or controlling equity investor in each of the Affiliated Funds, and is the ultimate parent company of Churchill.

At the time of the consummation of formation transaction, the Company was not a "fund" (as defined in Rule 6-11(a)(2)(i) of Regulation S-X). In addition, the formation transaction did not constitute a fund acquisition within the meaning of Rule 6-11(a)(2) of Regulation S-X because the Company did not acquire substantially all of the portfolio investments held by TIAA or any of the Affiliated Funds. TIAA sold less than 1% of its assets and each of the Affiliated Funds sold less than 80% of their respective assets. The approximate percentage of each Affiliated Fund's respective assets sold to the Company is set forth below:

  •   TIAA Churchill Middle Market CLO I Ltd.: ~37%

- Churchill MM Warehouse, LLC: ~53%
- Churchill Middle Market CLO VI Ltd.: ~36%
- Churchill Middle Market CLO VII Ltd.: ~32%
- MM Funding, LLC: less than 10%

In addition, following the consummation of the formation transaction, TIAA has continued its operations, and the Affiliated Funds will either continue their operations or sell their remaining assets to another affiliated entity.

As a result of the consummation of the formation transaction, pursuant to Item 13 of Form 10, the Company has included an unaudited schedule of investments relating to the portfolio investments acquired in the formation transaction in compliance with Rule 12-12 of Regulation S-X starting on page [5] of the Amended Registration Statement.

*   *   *

Please do not hesitate to call me at (202) 383-0278 or Sara Sabour Nasseri at (202) 383-0806 if you have any questions or require any additional information.

Sincerely,

/s/ Payam Siadatpour
Payam Siadatpour, Esq.

cc: Ryan Sutcliffe, Branch Chief

Christian Sandoe, Assistant Director

John D. McCally, Esq., General Counsel, Churchill Asset Management LLC

Sara Sabour Nasseri, Esq., Eversheds Sutherland (US) LLP